SELALU PARTNERS, LLC

EXEMPTION REPORT

Firm Assertions

We confirm, to the best of our knowledge and belief, that:

1. The Firm claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph (k)(2)(i) throughout the fiscal year April 1, 2015 to March 31, 2016.

2. The Firm met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(i) throughout the fiscal year April 1, 2015 to March 31, 2016.

Signed: _____

Title: _____5 / 12 / 2016_____

Date: _____